# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LiqTech International, Inc., CIK 0001307579
CUSIP: 53632A300
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: Industriparken 22C, DK 2750, Ballerup, Denmark (G7), 2750
Date of event which requires filing of this statement: 06/05/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001781002-24-000055
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 47 th Floor, New York, New York (NY), 10105, (212) 698-3101

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 6,882,239; shared voting power 0; sole dispositive power 6,882,239; shared dispositive power 0; aggregate amount beneficially owned 6,882,239 (20.9% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 6,882,239; shared voting power 0; sole dispositive power 6,882,239; shared dispositive power 0; aggregate amount beneficially owned 6,882,239 (20.9% of the class)
- Andrew Gundlach: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 6,882,239; shared voting power 0; sole dispositive power 6,882,239; shared dispositive power 0; aggregate amount beneficially owned 6,882,239 (20.9% of the class)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to Schedule 13D is hereby amended to include the following:

On June 5, 2026, funds managed by the Reporting Persons agreed to buy 700,000 shares of Common Stock in the Issuer's underwritten public offering (the "2026 Offering") pursuant to the Registration Statement on Form S-1 (File No. 333-296258) filed with the Securities and Exchange Commission on May 27, 2026, as amended, at the price of $1.00 per share, which 2026 Offering closed on June 8, 2026.

On June 8, 2026, pursuant to the terms of a debt cancellation and exchange agreement (the "Debt Cancellation Agreement") entered into between the Issuer and funds managed by the Reporting Persons on May 26, 2026, $3,000,000 of the outstanding principle amount (but not the interest accrued thereon) of the Notes (as amended pursuant to the Allonge #1 to Promissory Note, effective as of September 30, 2023, and the Allonge #2 to Promissory Note, effective as of March 26, 2025) were cancelled in exchange for the issuance to such funds managed by the Reporting Persons of 3,000,000 Shares in the aggregate. Concurrently, the remaining balance of the Notes and the accrued interest thereon was repaid in full. In addition, on June 4, 2026, the Issuer and such funds managed by the Reporting Persons entered into a registration rights agreement (the "2026 Registration Rights Agreement") pursuant to which the Issuer agreed to provide, among other things, resale registration rights with respect to the Shares issued pursuant to the Debt Cancellation Agreement.

As of June 8, 2026, accounts and funds managed by the Reporting Persons hold 6,882,239 Shares, which were acquired pursuant to open market purchases, private purchases and the terms of the Debt Cancellation Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to Schedule 13D is hereby amended to include the following:

The disclosure under Item 3 in this Amendment is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, the Reporting Persons beneficially own 6,882,239 Shares, representing 20.9% of the outstanding Shares.

The Reporting Persons also beneficially own warrants representing the right to acquire up to an aggregate of 6,832,379 Shares, however the exercise of such warrants are subject to a beneficial ownership limitation of 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares issuable upon exercise of such warrants. If there was no 9.99% limit on the exercise of the warrants, the Reporting Persons would be deemed to be the beneficial owners of 13,714,618 Shares (including 6,832,379 Shares that would be issuable upon exercise of the warrants held by the Reporting Persons), representing 34.5% of the outstanding Shares.

The percentages used herein are based upon 32,947,841 Shares outstanding, which includes (x) the 29,947,841 Shares reported to be outstanding following the 2026 Offering as reported by the Issuer on its Prospectus filed pursuant to Rule Filed Pursuant to Rule 424(b)(4) on June 5, 2026 plus (y) the 3,000,000 Shares issued pursuant to the Debt Cancellation Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power over 6,882,239 Shares.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 and Item 4, the Reporting Persons have not effected any transaction in the Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 to Schedule 13D is hereby amended to include the following:

The disclosure under Item 3 and Item 4 in this Amendment is incorporated herein by reference.

The summaries contain herein of the Debt Cancellation Agreement and the 2026 Registration Rights Agreement, as applicable, are not intended to be complete and are qualified in their entirety by reference to the full text of Debt Cancellation Agreement and the 2026 Registration Rights Agreement, as applicable, copies of which are filed as exhibits hereto and which are incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 to Schedule 13D is hereby amended to include the following:

Exhibit 99.1: Introductory Statement

Exhibit 99.2: Debt Cancellation Agreement, by and among the Issuer, 21 April Fund, Ltd. and 21 April Fund, LP, dated May 26, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 1, 2026.)

Exhibit 99.3: Registration Rights Agreement, by and among the Issuer, 21 April Fund, Ltd. and 21 April Fund, LP, dated June 8, 2026 (incorporated by reference to Exhibit A to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 1, 2026.)

## Signatures
- Bleichroeder LP: Andrew Gundlach, Chairman and CEO (06/09/2026)
- Bleichroeder Holdings LLC: Andrew Gundlach, Chairman and CEO (06/09/2026)
- Andrew Gundlach: Andrew Gundlach, Chairman and CEO (06/09/2026)